Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dolby Laboratories, Inc.

We consent to the use of our report dated November 22, 2019, with respect to the consolidated balance sheets of Dolby Laboratories, Inc. and subsidiaries as of September 27, 2019 and September 28, 2018, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 27, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of September 27, 2019, incorporated herein by reference. Our report refers to a change in the method of accounting for revenue from contracts with customers due to the adoption of FASB Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606).

/s/ KPMG LLP

San Francisco, California

February 25, 2020